Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Ladybug Resource Group, Inc.

We consent to the inclusion in this Post-Effective Registration Statement on Form S-1 filed with the SEC on or about on January 29, 2010 (the “Registration Statement”), of our report dated September 17, 2009, relating to the balance sheet of Ladybug Resource Group, Inc. as of June 30, 2009,  and the related statement of operations, stockholders’ deficit and cash flows for the period from November 27, 2007 (inception) through June 30, 2009, appearing in the Prospectus, which is a part of such Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC
Li & Company, PC

Skillman, New Jersey
February 3, 2010